UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 2)

                              LXU Healthcare, Inc.
                              --------------------
                              (Name of the Issuer)

                              LXU Healthcare, Inc.
                       GE Capital Equity Investments, Inc.
                      Coleman Swenson Hoffman Booth IV L.P.
                             Webbmont Holdings, L.P.
                           Woodcrest Associates, Ltd.
                                Robert W. Fisher
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   50247M 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)

                                Joseph H. Potenza
                      President and Chief Executive Officer
                              LXU Healthcare, Inc.
                            3708 East Columbia Street
                                Tucson, AZ 85714
                                 (520) 512-1100

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

                                 George W. Lloyd
                               Goodwin Procter LLP
                               One Exchange Place
                                Boston, MA 02109
                                 (617) 570-1999

                                Paul G. Mattaini
                               Kimberly J. Decker
                                Barley Snyder LLC
                              126 East King Street
                               Lancaster, PA 17602
                                 (717) 299-5201

This statement is filed in connection with (check the appropriate box):

     (a)   X        The  filing  of  solicitation  materials  or an  information statement subject to Regulation 14A,  Regulation 14C or Rule
                    13e-3(c) under the Securities Exchange Act of 1934.

     (b)   _        The filing of a registration  statement under the Securities
                    Act of 1933.

     (c)   _        A tender offer.

     (d)   _        None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
                                                                             ---

     Check the  following box if the filing is a final  amendment  reporting the
results of the transaction:                                                   X.
                                                                             ---

                            CALCULATION OF FILING FEE
----------------------------------------- --------------------------------------
Transaction valuation (1) $23,012                Amount of Filing Fee (2) $2.71
----------------------------------------- --------------------------------------

(1)  Calculated   solely  for  purposes  of  determining  the  filing  fee.  The transaction valuation was determined by multiplying $0.19 per share, the proposed per share cash purchase price for shares that will be eliminated by the proposed reverse stock split, by 121,115 shares that the Company estimates will be eliminated by the reverse stock split.

(2)  The  amount  of the  filing  fee is  calculated,  in  accordance  with Rule
     0-11(b)(1),   by  multiplying  the  transaction   value  of  $23,011.93  by
     0.0001177.

X    Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

     Amount Previously Paid:    $2.85

     Form or Registration No.:  Schedule 13E-3

     Date Filed:                August 31, 2005

                                EXPLANATORY NOTE

     This Amendment No. 2 ("Amendment") amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed on August 31, 2005 by LXU Healthcare, Inc. (the "Company"), as amended by Amendment No. 1 to the Schedule 13E-3 filed on November 8, 2005 by the Company and GE Capital Equity Investments, Inc., Coleman Swenson Hoffman Booth IV L.P., Webbmont Holdings, L.P. and Woodcrest Associates, Ltd. and Robert W. Fisher, each stockholders of the Company (together with the Company, the "Filing Persons"). This Amendment is being filed by the Filing Persons as a final amendment to the
Schedule 13E-3 to report the results of the 1-for-1,000 reverse stock split followed immediately by a 1,000-for-1 forward stock split of the Company's common stock (the "Transaction").

     Stockholders holding shares of the Company's common stock and Series G preferred stock representing the required majority of votes approved the Transaction at a meeting of the Company's stockholders held on December 9, 2005 with 86.6% of the shares of common stock and Series G preferred stock, voting together, 73.7% shares of common stock, voting separately, and 100% of the shares of Series G preferred stock, voting separately, voting in favor of the Transaction. On December 9, 2005, the Company filed Articles of Amendment with the Secretary of State of the Commonwealth of Massachusetts to effect the Transaction. As a result of the effectiveness of the Transaction, as of 2:01 p.m. (Eastern Time) on December 9, 2005, (i) stockholders owning fewer than 1,000 shares of the Company's common stock prior to the consummation of the Transaction will receive cash at a price of $0.19 per share owned by such stockholders prior to the consummation of the Transaction and (ii) stockholders owning 1,000 or more shares of the Company's common stock immediately prior to the Transaction continue to own the same number of shares of the Company's common stock as they did immediately before the Transaction.

     Based on the information available to the Company, the Transaction reduced the number of record holders of the Company's common stock to fewer than 300. The Company filed a Form 15 with the Securities and Exchange Commission (the "SEC") on December 9, 2005 to terminate the registration of the Company's common stock under the Securities Exchange Act of 1934, as amended. Upon the filing of the Form 15, the Company was no longer required to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q.

                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2005

                                     LXU HEALTHCARE, INC.


                                     By: /s/ Joseph H. Potenza
                                        ----------------------------------------
                                        Joseph H. Potenza
                                        President and Chief Executive Officer

                                     GE CAPITAL EQUITY INVESTMENTS, INC.

                                     By: /s/ Andrea Assarat
                                        ----------------------------------------
                                     Name: Andrea Assarat
                                     Title: Managing Director

                                     COLEMAN SWENSON HOFFMAN BOOTH IV L.P.

                                     By: CSHB VENTURES IV L.P., its general
                                          partner

                                         By: /s/ Larry H. Coleman
                                            ------------------------------------
                                             Larry H. Coleman
                                             General Partner

                                     WEBBMONT HOLDINGS L.P.

                                     By: WOODCREST ASSOCIATES, LTD.,
                                          its general partner

                                         By: /s/ Robert W. Fisher
                                            ------------------------------------
                                             Robert W. Fisher
                                             President

                                     WOODCREST ASSOCIATES, LTD.

                                     By: /s/ Robert W. Fisher
                                        ----------------------------------------
                                     Robert W. Fisher
                                     President

                                      /s/ Robert W. Fisher
                                     -------------------------------------------
                                     Robert W. Fisher